October 5, 2007

VIA FACSIMILE:  202.772.9202

Mr. Blaise Rhodes
Staff Accountant
Division of Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:           Exousia Advanced Materials, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Form 10-QSB for the Quarter Ended March 31, 2007
Form 10-QSB for the Quarter Ended June 30, 2007
Filed August 14, 2007
File No. 000-51381
Response to SEC Comment Letter

Dear Mr. Rhodes:

Please see this letter of response to your comments dated September 5, 2007.

10-KSB for the Fiscal Year Ended December 31, 2006

Statement of Changes in Shareholders’ Deficit

1.
Prior to the reverse merger (at which time the Company became a registrant) in December 2006, the Company issued 22,899,245 of its unregistered common shares to founders of the Company for services rendered and 500,000  of its  unregistered common shares were issued to a third party for services rendered. The value of the two transactions was recorded in accordance with GAAP based on the value of the services rendered by the founders and the third party at the time  the transactions were entered into and recorded into the Company’s accounting records and financial statements.  Please see the attached memo regarding our evaluation of these transactions in exhibit A .

Note G – Pending Acquisitions

Re-Engineered Composite Systems, LLC and Engineered Particle Systems, LLC

2.
We have evaluated these entities for treatment in accordance with ARB 51 and FIN 46 and believe that our presentation it appropriate.  Please see the attached Exhibit B which documents our consideration. In addition to the analysis in Exhibit B it is worth knowing that

10-QSB for the Quarter Ended March 31, 2007

Notes to Unaudited Consolidated Financial Statements

Note 8 – Prepaid Expenses, Patents and Intangible Assets

3.
The Alliance Agreement with In-Pipe Technologies is an exclusive arrangement that is effective through December 31, 2009, with automatic annual renewals.  For the exclusivity rights, Exousia will pay In-Pipe $1,000,000 - $200,000 due upon the closing of the bond financing in Elkhardt, Indiana, $100,000 on October 31, 2007, $100,000 on January 10, 2008, $300,000 on March 30, 2008, and $300,000 on June 30, 2008. The $200,000 originally due as a result of the bond financing is being extended to the debt financing that Exouisa is currently contemplating.  This arrangement gives Exousia exclusive rights (a "license") for the period through December 31, 2009, with automatic annual renewals.  This should be recorded as a license asset as of March 31, 2007, and the liability for the future payments be recognized as a liability in the financial statements at March 31, 2007.  The amount of the liability could be discounted for the payments due in the future at a reasonable interest rate - such as the 8% rate in the debentures of the Company or a higher rate related to the higher cost of debt for a company in the current financial condition.  The annual extensions of the agreement do not cost any additional amount to Exousia other than the $1,000,000 outlined in the agreement.

Under Statement of Financial Accounting Standards No. 142, the contractual exclusivity right obtained in the agreement with In-Pipe Technologies, L.L.C. does qualify as an intangible asset.  Exousia Advanced Materials, Inc. obtained an exclusive right to assist in the design and sell the units of wastewater treatment to be used in recreational vehicles, private aircraft, private watercraft and trains.

Design of the Unit is to be completed by September 1, 2007.  The initial term of exclusivity extends until December 31, 2009, with the agreement to be continually extended for successive one-year terms unless (i) terminated by mutual agreement by the parties or (ii) either In-Pipe or Exousia provides written notice of termination due to breach of the agreement.  Because the agreement calls for automatic annual renewals, the term of the agreement is indeterminate and this asset should not be amortized and should be evaluated annually for impairment.  We believe that our treatment of this intangible asset is in accordance with generally accepted accounting principles in the United States.

10-QSB for the Quarter Ended June 30, 2007

Item 3 – Controls and Procedures

4.	Agreed, updated on the amended from 10QSB/A. See sample language in attached Exhibit C below.

5.	Agreed, updated on the amended form 10QSB/A. See sample language in attached Exhibit C below.

Sincerely,

J. Wayne Rodrigue
Chief Executive Officer

EXHIBIT A

Unregistered Common Shares of the Company Issued in Exchange For Services

General Comments:

Prior to the reverse merger (at which time the Company became a registrant) in December 2006, the Company issued 22,899,245 of its unregistered common shares to founders of the Company for services rendered and 500,000  of its  unregistered common shares were issued to a third party for services rendered. The value of the two transactions was recorded in accordance with GAAP based on the value of the services rendered by the founders and the third party at the time the transactions were entered into and recorded into the Company’s accounting records and financial statements.

We want to emphasize that the Company was not public during the period of time during which these unregistered common shares were earned by and issued to the founders and third party. Moreover, the Company was illiquid, insolvent, had no operations, an incomplete business plan and was accumulating huge losses during the time period the shares in question were issued. Thus any value attributed to the shares in question would be nominal based on facts and circumstances in existence at the time the shares were issued and today.

What’s more, the demand for the Company’s unregistered common stock exchanged with the insiders and the third party for services rendered as compensation to insiders and in payment of expenses to third parties; would be minimal, if any, because the Company had not commenced operations, had accumulated large ongoing losses, was generating negative cash flow, had no operations, had an incomplete business plan, and the likelihood of failure was significant. Looking back, the decision to value the shares at a nominal amount was correct because the Company has yet to raise substantial amounts of debt and/or equity capital, and has yet to implement its business plan. The Company may fail in the near term due to these and other matters.

Founders’ Stock Valuation:

In valuing the founder’s services to be exchanged for the Company’s unregistered common stock, we considered the services rendered, the cost that would have been involved had the work been conducted by third parties, and the amount of time expended in execution of the work on the Company’s behalf. We discussed our approach to value the services with other similarly situated enterprises and investment bankers, and based on our knowledge of the Company at the time the shares were issued, methods of valuing early development stage enterprises, and other facts and circumstances in existence at the time the valuation was conducted, concluded that the value of the services rendered, and the unregistered common shares exchanged for those services had been properly valued at par value. We also considered the impact of the valuation of the services and the unregistered common shares issued on our financial statements including our balance sheet, statements of operations, changes in stockholders’ equity and cash flows, and believed that the methodologies used to value the services and shares were correct. Recognizing that there would be no negative impact on our statement of cash flows (i.e. these are non cash transactions) and no impact on equity or our statement of changes in stockholders’ equity (i.e., debit compensation expense and credit common stock and additional paid in capital) and considering the accounting treatment for the value of such services when no tangible or intangible assets result from such services, we believed the methodologies used to value the services and shares were correct.  We also considered our desperate need for cash resulting from our lack of operations and from our lack of ability to access the debt and equity markets. This coupled with other facts and circumstances led us to believe that the methodologies used to value the services and shares were correct in the circumstances. Moreover, we are familiar with other early development stage enterprises, similarly situated and determined that based on the facts and circumstances at the time, we were using a recognized method of valuing our unregistered common shares that was used regularly in early development stage enterprises. We believe that the methodologies used by us in the valuation of the services rendered and the shares issued in exchange for those services is in accordance with generally accepted accounting principles in the United States of America.

Valuation Methods

The Company, at the time the unregistered common shares were issued is what some literature would describe as a Stage 1 development stage enterprise. A Stage 1 development stage enterprise is an entity that; has not commenced operations thus has no revenues, manufacturing operations, employees, etc; limited expense history, an incomplete management team with limited skill sets, and an idea. This definition, which is supported by the recently issued AICPA guide “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, provides us with support, along with the verifiable evidence that the Company, if it had any value, would certainly be nominal irrespective of how it might have been valued. In the following paragraphs, we will discuss first, some of the valuation methods often used in valuing early development stage enterprises and secondly, how dire the Company’s financial position, operations and cash flows were when the shares of the Company’s unregistered common shares were issued.

Considering valuation methods, as outlined in the AICPA guide, there are three methods that are generally used in a valuation of an enterprise; the income approach, market approach, and the asset-based approach. Because Exousia is a  Stage 1 enterprise, had no product revenue and little or no expense history, these enterprises are typically unable to make reliable cash flow forecasts, and therefore the income approach would not provide a reliable fair value determination. Because of the lack of comparative information available for publicly traded or privately held start-up enterprises, and because any investments in shares of stock are unlikely to be a reliable indicator of fair value at such an early stage, the market approach would also generally not provide a reliable fair value determination. In view of the fact that a relatively small amount of cash has been invested in the Company, and the income and market approaches are not likely to provide reliable results, the asset-based approach is typically the only approach that can be applied in this stage. Although some perceive that the asset-based approach sacrifices relevance for reliability, it is likely to be the approach that provides the highest degree of objectivity among the three approaches during Stage 1 as stated on page 41 of the AICPA guide. At December 31, 2006, the Company had cumulative losses and deficit net worth of about $569,000, was basically illiquid, insolvent and had only limited access to the high risk debt and equity markets. As now known, the Company’s potential sources of debt that were disclosed in the Company’s 10KSB at December 31, 2006 failed to materialize. This matter has been properly disclosed by the Company in a Form 8K filing. Unless the Company is able to source additional debt or equity capital in the very near future, it is unlikely that it will remain in business. That fact, as you know, was disclosed in our financial statements and the audit opinion included a paragraph to emphasize the substantial doubt our auditors believed about the ability of the Company to continue as a going concern. Therefore, even the asset-based-approach would have provided only a nominal value at best. The Company was in a similar financial condition at the time the unregistered common shares in question were issued to the founders and third parties. Recall again that the Company was not public at the time the unregistered shares were issued to the founders.

To put this matter somewhat in perspective, at December 31, 2005, the Company’s assets amounted to about $16,000 of which cash, due from related parties and prepaid assets amounted to about $1,000, $5,000 and $10,000, respectively. At that time the Company had a deficit equity value of about $26,000, and of course it had no revenues, reflected a deficit working capital, and was clearly illiquid. At September 30, 2006, only nine months later, the Company was in a similar financial position, but for the value of some patents which were shortly thereafter impaired. For the nine months ended September 30, 2006, the Company lost about $227,000. If the patents had been impaired at September 30, 2006, the loss would have been about $407,000 for a nine month period of time. Valuation of the Company’s unregistered common stock at a higher value than par would have clearly been incorrect and overstated the value of the services provided to the Company by founders and a third party because in each case the Company determined the value of the services rendered to it by founders through appropriate procedures and determined the value of the services provided by the third party through negotiations with the third party.

Clearly, at the time these unregistered common shares were issued, there was not a market at almost any price as the Company had no operations, no operating assets, it was illiquid, insolvent and had a deficit net worth. Moreover, on the effective date of the issuance of the shares to founders for services, at par, the Company had simultaneously sold shares of its common stock at par, thus providing further support to value the issued and unregistered common sharers for services at par. These common shares, which is clearly evident in the 10KSB and our audited financial statements are not registered and thus could not be traded in the market without being registered via a registration filing with the SEC. A registration of the common shares had not been conducted at the time of issuance, the audit date, nor has any filing with the SEC to register those shares been made through today.

The registered shares of the Company have recently traded at highly fluctuating per share amounts ranging from a low of about $.30 to a high of about $2.05. Considering that the trading market for these registered shares is extremely thin (some days no shares are traded at all) to use the market value of the registered shares to value the unregistered common shares would be inappropriate for many reasons, the primary of which is that the shares were unregistered, and if they were registered, because of the very thin trading market, any introduction to the market of the volume of shares issued for services (to the founders or third parties) would drive the already nominal value of the trading shares much further down to possibly no value because there is only minimal demand for the stock today as reflected in the thin trading market which is painfully obvious to us and anyone familiar with our Company. Moreover, any suggestion or consideration of using the market value of the registered shares to value the unregistered shares would require the consideration of the thin trading market, the restrictions and resulting large discount that would be placed on selling those shares, along with a huge discount that would be placed on those shares for sheer lack of a market of any magnitude. Utilization of a market value method, attempting to create value based on a discounted value from the trading market would not only result in an incorrect answer, but would not be supported by the AICPA guide.

To demonstrate the dramatic fluctuations that can and do occur especially with early development stage enterprise common stock values, the trading shares of the Company generally trade in a very thin volume of about 5,000 shares per day. On some days, no shares are traded at all. Recently, when the share price was about $1.00 per share (August 9, 2007) 56,300 shares were traded and the per share price plunged to $.37 per share representing a decline in value of over 60%. The shares recovered to $.50 per share by the end of the day for a decline in value of about 50%. The introduction of a larger than normal for Exousia block of trading stock at a time when there was not a strong market to purchase the Company’s stock created a significant reduction in the per share price. To attempt to value the unregistered shares of stock using a value based on a very thinly trading market, would simply be incorrect. And of course, the AICPA guide earlier quoted agrees with this conclusion.

As you know from dealing with many early stage development enterprises, in an effort to raise debt or equity capital, these enterprises, including Exousia, are often desperate for cash to make payroll, complete an acquisition, or just simply avoid default on credit agreements, among other things. The more desperate the enterprise is for cash, the more shares they will sell at a lower price. Conversely, if the enterprise is flush with cash, share prices will trend upward as the need for cash is less and the enterprise is not functioning in a desperate, illiquid environment as Exousia has operated since its inception. Consequently, prices for unregistered shares exchanged for cash, services, assets, etc. can and often do fluctuate dramatically over relative short periods of time based on whether the enterprise is flush with cash or desperate. This type of anomaly will be reflective in most early development stage enterprises until the enterprise reaches some level of maturity, has sustained operations, achieved profitability, is generating positive cash flows, has achieved a liquid position, and gained access to the lower risk, more reasonable, debt and equity markets. These assertions can be easily supported by reviewing almost any early development stage enterprise which has filed its statements with the SEC.

In summary, the Company was and is still incurring relatively huge losses, it is illiquid and was and continues to be near bankruptcy. To assume that the Company’s unregistered common shares had more than a nominal value would not be supported by any valuation method or common sense. We were aware of these matters at the time we valued the services and issued the shares which are appropriately considered and disclosed in our financial statements and 10KSB, and thus we believe that the value of par attributed to these shares by the Company is an appropriate value for these unregistered common shares.

In our opinion, there was and is no convincing or even persuasive evidence that the value would have been any different than what has been reflected in the financial statements and our 10KSB and there has been no change in the condition of the Company that would suggest that with the benefit of hind sight that the value would have been any greater. Quite the contrary, the Company has continued to accumulate losses and has been unable to close any form of debt structure that would allow it to execute its business plan.

Stock Issued to Third Party for Services Rendered

The Company also issued 500,000 shares of its common stock to a third party in exchange for services with respect to going public.

Prior to the Company considering the use of a public shell/reverse merger strategy for going public, and prior to the Company becoming a public entity, the Company entered into an agreement with a third party to assist the Company in its efforts to attain public status. In that regard, the Company incurred certain costs for which it did not have cash to pay. To compensate the third party for its services, the president of the Company entered into discussions with the third party in an effort to exchange shares of the Company’s unregistered common stock for the services rendered. Those negotiations resulted in the Company issuing 500,000 shares of its unregistered common shares in exchange for the extinguishment of a liability in the amount of $20,000. This transaction was entered into between two unrelated enterprises bargaining in an attempt to resolve the payment of a liability owed by the Company to the third party. In conducting their discussions with the third party, an agreement was reached between the Company and the third party as to the value of the services ($20,000), the number of the Company’s common shares to be issued in the transaction (500,000) and the value per unregistered share of common stock to be issued ($0.04 per share price). We believe that an agreement reached between two unrelated enterprises results in a fair value for services rendered and the Company’s unregistered common shares. These unregistered common shares were issued by the Company and accepted by a third party based on a value agreed upon by both parties. We believe that the price agreed upon by the two unrelated parties, represents the fair value of the Company’s unregistered common shares on the date this agreement was agreed upon and the shares issued.

As defined by Shannon P. Pratt in the second edition of his book, Valuing Small Businesses and Professional Practices, “fair market value is the amount at which property would change hands between a willing seller and a willing buyer when neither is acting under any compulsion and when both parties have reasonable knowledge of the relevant facts”.  “In legal interpretations of fair market value, the willing buyer and willing seller are hypothetical persons dealing at arm’s length, rather than any particular buyer and seller.” We believe that the transactions reflected herein and related to the extinguishment of debt and the exchange of the Company’s unregistered common shares to non insiders would fit within this definition of fair value and thus the amounts for these transactions are correct and properly recorded in the Company’s accounting records, financial statements and Form 10KSB.

The services rendered by the third party, and paid by us through the issuance of our unregistered common shares was consistent with the type of services that would be rendered in the very early stages of a public offering and thus the unregistered common shares the Company issued for the services was properly determined and recorded in the Company’s accounting records, financial statements and 10KSB. Moreover, the transaction was clearly immaterial to the financial condition of the Company. The transaction had no future impact on the Company’s operations or financial condition, and again, we believed then and continue to believe today that the transaction was clearly immaterial to the Company financial position, operations and cash flows. We more importantly believe that an agreement reached between two unrelated parties’ results in a fair market value far more accurate than what we might otherwise determine.

As previously discussed herein, the value of an early development stage enterprise can and almost always does fluctuate from one transaction to another.

Closing Comments

From a practical viewpoint, the value that the stock was recorded in the Company’s accounting records and financial statements has little, if anything to do, with the future operations, cash flows, financial position or the value of the Company. This is due primarily to the fact that investors investing in early development stage enterprises are not persuaded so much by the losses incurred and accumulated by these types of companies, because losses at this early stage are expected. Investors are looking for an opportunity to invest in new ideas, technology, manufacturing capability, and an innovative team of entrepreneurs. They are looking for the opportunity to invest at a “ground floor” level in a new enterprise that may hit it big. They pay little attention to the losses that early development stage enterprises incur in the process of organizing, putting a management team and business plan together, raising debt or equity capital, and going public among other things because they expect these losses to occur in early development stage enterprises. The investor is betting on the management team, the board of directors, and an idea, none of which have anything to do with accumulated losses. Thus, even if an argument could be made that the value of the stock issued in these transactions should be recorded at some amount other than the values as determined by management of the Company, and through direct negotiations with third parties, the impact on financial position, operations, cash flows of the Company, and on the Company’s market value, would be immaterial to the financial position, operations and cash flows of the Company’s financial statements and of no consequence to potential investors because, again, potential investors in early development stage enterprises expect these losses and understand the often desperate mood of early development stage enterprise and thus recognize that share prices will vary dramatically based on many factors understood by the types of investors that invest in early development stage enterprises. Moreover, any change in value of the shares would still result in a net impact to equity of zero as the transaction would be recorded as a debit to the retained deficit account, through the statement of operations, and a credit to paid in capital. To effect a one penny change in earnings per share due to the large number of weighted average shares outstanding in 2006, a change to net loss of over $131,000 would be required, which clearly indicates the immaterial nature of the transactions in question. We believe that the methodologies used by us in the valuation of the services rendered and the shares issued to our founders and a third party in exchange for those services is in accordance with generally accepted accounting principles in the United States of America.

EXHIBIT B

Variable Interest Entities

A question was raised as to whether Re-Engineered Composite Systems, LLC (“RECS”) and Engineers Particle Systems, LLC (“EPS”), entities under common ownership and common management with Exousia should be considered as variable interest entities and consolidated in the financial statements of Exousia.  Both of these entities are acquisition targets of Exousia and both have had loans from Exousia.  The question is whether these entities have economic substance apart from Exousia.  Each of these will be discussed below.  We have looked at the trial balances for RECS and EPS to evaluate whether these should be considered variable interest entities that should be consolidated by Exousia.

RECS had no operations during 2006 other than small amounts of expenses for storage, etc.  The only asset owned by RECS is its license agreement with University of Massachusetts Lowell (recorded at $25,000).  Although RECS does not have cash sufficient to pay back its note to Exousia, it does have the license to the UMass technology which could be sold to pay off any of its liabilities.  As a result, RECS does not have to depend on Exousia for its continued existence and its total equity investment is sufficient to finance its activities without additional subordinated financial support provided by any of the parties.  In addition, the holders of the equity investments in RECS do not lack any of the three characteristics of a controlling interest as follows:

•
The direct or indirect ability through voting rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.  The members of the LLC have the ability to make these decisions.

•	The obligation to absorb losses of the entity. None of the members are protected from losses or have a guaranteed return.
•
The right to receive expected residual returns of the entity.  The members of the LLC interest will receive any residual returns based either on future operations of RECS or from the sale of RECS assets.

In addition, the voting rights of the members of the LLC are not such that the rights of some of the members are not proportional to their obligations.  Since RECS can finance its activities without additional subordinated financial support, it does not lack any of the above characteristics and does not have members with rights that are not proportional to their investment, we do not believe that RECS is a variable interest entity that should be consolidated with Exousia.

EPS does have operating substance apart from Exousia.  This company has operating facilities (land, buildings and equipment and has inventory).  In addition, it has revenues and separate operations.  EPS also had financing apart from Exousia in that it has over $76,000 in bank financing.  In addition, EPS has paid back a substantial portion of its note to Exousia in the period from October 1, 2006, through December 1, 2006 (the balance due to Exousia was decreased from $25,240 to just over $10,000.  Exousia shareholders have an approximate 40% ownership of EPS.  Based on the information noted above, it is clear that EPS has substance apart from Exousia and is not dependent on Exousia for its existence.  EPS has been able to obtain other financing without additional subordinated financial support of Exousia.  In addition, EPS does not lack any of the three characteristics noted above.  In addition, the voting rights of the members of the LLC are not such that the rights of some of the members are not proportional to their obligations.  Since EPS can finance its activities without additional subordinated financial support, it does not lack any of the above characteristics and does not have members with rights that are not proportional to their investment, we do not believe that EPS is a variable interest entity that should be consolidated with Exousia.

We have considered the following conditions included in the PPC guides which were developed based on the guidance in paragraph 4 h. of FIN 46.

1.
The reporting entity (Exousia), its related parties, or both participated in the entity’s design or redesign.  – This is a NO answer.  Neither RECS nor EPS participated in the design of Exousia, and Exousia did not participate in the design of RECS nor EPS.

2.
By its design, substantially all of the entity’s activities either involve or are conducted on behalf of the reporting entity and its related parties.  – This is a NO also.  EPS has activities other than for Exousia.  It has property and equipment and is involved in manufacturing and selling its own products.  RECS holds a license to use a patent from UMass which has value and could be sold.  RECS has few expenses and could sell the patent to pay off its debts and is not dependent on Exousia for its existence.

3.
The reporting entity and its related parties provide more than half of the total equity, subordinated debt and other forms of financial support to the entity.  -  NO.  Certain shareholders of Exousia own approximately 40% of the ownership of RECS and EPS.  Exousia has only provided short-term loans to these entities that are being paid back.

4.	The entity’s activities are primarily related to securitizations or other forms of asset-backed financing arrangements or single-lessee leasing arrangements. – NO.

We also considered whether the reporting entity has transactions with the other entities that consider whether the reporting entity has a variable interest in a VIE.  As noted above, we do not believe that any of the characteristics of variable interest entities exist with RECS and EPS, and as such, these entities should not be consolidated with Exousia.  We believe that our treatment of these entities is in accordance with generally accepted accounting principles in the United States.

EXHIBIT C

(a) Evaluation of Disclosure Controls and Procedures.

Based on an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this report, and because of the errors and corrections identified by management with respect to the complex rules for accounting for share-based compensation, our Chief Executive Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were  not effective as of June 30, 2007 to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Additional effort is needed to fully remedy our identified deficiencies as discussed below and we are continuing our efforts to improve and strengthen our control processes and procedures. Our management intends to continue to work with our auditors and other outside advisors, as appropriate, to develop and then apply our controls and procedures with the goal of achieving adequate and effective disclosure controls. We believe that with a properly planned, designed and implemented system of internal controls over financial reporting, our disclosure controls and procedures are expected to become effective.

There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Accounting Officer completed their evaluation.

Material Weaknesses in Internal Control over Financial Reporting.

Our management made an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2007 and identified deficiencies in our internal controls related to expense recognition and disclosure control deficiencies related to transactions involving equity issuances. The adjustment to expense and the footnote disclosure deficiencies were detected in the review process and are appropriately corrected, recorded and disclosed in this quarterly report on Form 10-QSB for the three and six month period ended June 30, 2007. Following a review of these deficiencies, management determined that we had incorrectly accounted for equity issuances during such period.  As a result, management concluded that our disclosure controls and procedures were not effective. Management concluded that the following three deficiencies were identified in our control process as of

June 30, 2007:

 We did not have adequate transaction controls over the accounting, review and processing of certain unusual or complex accounting transactions.

                  We did not have a systematic and documented program of internal controls and procedures over our accounting and financial reporting process to ensure that unusual or complex transactions are recorded, processed, summarized and reported on a timely basis in our financial disclosures.

 There is a need for the improved supervision and training of our accounting staff.

Corrective Actions

Subsequent to our filing of our quarterly report on Form 10-QSB for the quarter ended June 30, 2007, we have taken steps to remediate these deficiencies:

 We have standardized procedures with respect to the approval and documentation of equity issuances.

 We will consult with an accounting consultant to assist with unusual or complex accounting transactions.

In addition, we plan to continue to implement the following additional measures:

                  Develop clear documentation of procedures to be followed in accounting for unusual or complex accounting matters to be used in conjunction with our ongoing accounting and reporting processes for our Calendar year ending December 31, 2007.

                  Strengthen the staff accounting skills and improve supervision controls over accounting processes for unusual or complex accounting transactions. As resources are available, this will include additional professional staffing and intermediate and advanced level accounting training seminars, as appropriate.